Exhibit 99.1

Beamr Issues Annual CEO Letter to Shareholders: Highlighting Beamr Cloud Launch, 2023 Financial Results and Achievements and Q2 2024 Upcoming Milestones

Herzliya Israel, March 04, 2024 (GLOBE NEWSWIRE) -- Beamr (Nasdaq: BMR), a leading supplier of video optimization technology and solutions, today issued its annual Letter to Shareholders from Sharon Carmel, Chief Executive Officer of Beamr.

Dear Shareholders:

As we look toward a promising and exciting year ahead, I am proud to reflect on Beamr’s achievements throughout 2023, including our financial results for 2023, our recent achievements so far in Q1 2024, and look forward to our plans for Q2 2024.

2023 was the year we built the Beamr Cloud service, and 2024 is the year we plan to invest in expansion of our business.

Beamr is experiencing a pivotal moment following the launch of the Beamr Cloud SaaS solution, which enables everyone to perform high quality, high scale video processing at attractive pricing. Our new video cloud service, launched in February 2024, offers more capabilities than we initially expected. They include video standards modernization from AVC to HEVC, and adoption acceleration of new standards.

Just before announcing Beamr Cloud launch, we raised gross proceeds of $13.8 million in an underwritten offering in February 2024, prior to deducting underwriting discounts and other offering expenses. We intend to use the raised capital to substantially expand the reach of our video cloud services by investing in research and development efforts, sales and marketing activities, cloud operating costs, as well as general and administrative corporate purposes, including working capital and capital expenditures. We plan to expand Beamr Cloud across the emerging markets in the video world: User-Generated Content, Generative AI, Internet-of-Things (IoT) and Streaming (OTT).

During Q2 2024, Beamr plans to emphasize enabling vision AI processes in Beamr Cloud. Recently we published a technical paper that showed how Beamr tech downsized video files by 40% on average — streamlining Artificial Intelligence and Machine Learning processes and allowing significant savings in storage and costs. On March 17th, we plan to participate in GTC https://www.nvidia.com/gtc/, an NVIDIA led conference for the era of AI. At the conference, we will provide more information on our plans for integrating AI workflows into Beamr Cloud.

2023 Highlights

In 2023, we took our vision public on NASDAQ, focusing on optimizing video at scale.

We signed up another one of the top five largest media companies in the world to provide our video compression and optimization technology and solutions to its products and that following such agreement, Beamr is now working with three of the top five largest media companies in the world. We believe that this is a testimony of our leadership in video compression and optimization solutions.

2023 Financial Results

Regarding our financial results for 2023:

●	Revenues increased by $0.05 million or 2% to $2.9 million for the year ended December 31, 2023, from $2.86 million for the year ended December 31, 2022. The increase was primarily due to binding transactions with new customers versus other transactions that were terminated.

●	Cost of revenues were $0.096 million the year ended December 31, 2023 compared to $0.098 million for the year ended December 31, 2022, with no material change during those periods.

●	Research and development expenses decreased by $0.2 million, or 12% to $1.8 million for the year ended December 31, 2023, from $2 million for the year ended December 31, 2022. The decrease was primarily due to a decrease in salaries due to changes in personal and capitalization of costs consisting mainly of direct labor (including stock-based compensation expenses) associated with creating the internally developed software related to our cloud-based SaaS solution offset by an increase in professional fees.

●	Selling and marketing expenses decreased by $0.54 million, or 60% to $0.36 million for the year ended December 31, 2023, from $0.9 million in 2022. The decrease was primarily due to a decrease in salaries and professional fees.

●	General and administrative expenses increased by $0.7 million, or 82% to $1.5 million for the year ended December 31, 2023, from $0.83 million in 2022. The increase was primarily due to professional fees related to legal, accounting, investor relations as well as insurance coverage resulting from the completion of our initial public offering in March 2023.

●	Financing expenses, net decreased by $0.4 million, or 230% to $(0.2) million for the year ended December 31, 2023, from $0.17 million in 2022. The decrease was primarily due to income from the change in fair value of convertible advanced investment, decrease in amortization of discount and accrued interest and interest on bank deposits, offset by the change in fair value of derivative warrant liability and change in exchange rate differences.

●	Net loss for the year ended December 31, 2023 was $0.7 million or $0.06 basic net loss per ordinary share, compared to a net loss of $1.2 million, or $0.48 basic net loss per ordinary share, in the year ended December 31, 2022.

●	Beamr ended 2023 with $6.1 million in cash and cash equivalents, compared to $0.7 million as of December 31, 2022. This does not include $13.8 in gross proceeds received from our recently completed underwritten offering in February 2024.

Furthermore, Q4 2023 specifically presented strong revenues, consistent with our legacy business’s robust performance in the fourth quarter of the year with $1.5 million in revenue in the fourth quarter of 2023 compared to $1.6 million in revenue in the same period in 2022.

Respectfully,

Sharon Carmel
Chief Executive Officer, Beamr Imaging Ltd.

A copy of Beamr’s annual report on Form 20-F for the year ended December 31, 2023 has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on Beamr’s investor relations website at https://www.investors.beamr.com/. Beamr will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at investorrelations@beamr.com.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr’s perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2024 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com

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